EXHIBIT 3.9

           CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF
                          CELEBRITY ENTERTAINMENT, INC.

      Celebrity Entertainment, Inc., a Delaware corporation, hereby certifies that the following amendment to its Certificate of Incorporation has been duly adopted in accordance with the provisions of section 242 of the General Corporation Law of the State of Delaware by the directors and shareholders of the corporation.

      ARTICLE FOURTH of the Certificate of Incorporation is hereby amended in its entirety to read as follows:

      FOURTH. The total number of shares of stock which the corporation shall have authority to issue is 27,000,000 shares, which shall be divided into classes as follows: (i) 25,000,000 shares of common stock, par value $.0001 per share (the "Common Stock"), and
      (ii) 2,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock").

            The Preferred Stock shall have such other designations, preferences, and such relative, participating, optional or other special rights as may be fixed by the corporation's Board of Directors, with such qualifications, limitations or restrictions of such preferences or rights as shall be stated and expressed in this paragraph Fourth or in the resolution or resolutions as may be adopted from time to time by the Board of Directors in accordance with the laws of the State of Delaware.

            Every five shares of Common Stock, $.0001 par value per share, of the corporation outstanding or held in treasury immediately prior to the effective date of this Amendment to Article Fourth of the corporation's Certificate of Incorporation (the "Pre-Reverse Common Stock") shall, without any action on the part of the respective holders thereof, be reclassified as and changed into one share of Post-Reverse Common Stock. No fractional shares of Post-Reverse Common Stock shall be issued upon such reclassification and conversion, and the number of shares of Post-Reverse Common Stock to be issued to each holder of record shall be rounded up to the nearest whole share. The capital of the corporation attributable to the shares of Post-Reverse Common Stock into which the Pre-Reverse Common Stock shall be reclassified and changed in the aggregate shall be the same as the capital of the corporation attributable to the shares of Pre-Reverse Common Stock so reclassified and changed. Each stock certificate that, immediately prior to the time that the foregoing becomes effective, represents shares of Pre-Reverse Common Stock shall, from and after the time that the foregoing amendment becomes effective, automatically and without the necessity of presenting the same for exchange, represent the same number of shares of Post-Reverse Common Stock as shall be determined hereby.

This Amendment shall become effective on August 3, 1995.

      IN WITNESS WHEREOF, the undersigned, the duly elected and incumbent Executive Vice President of Celebrity Entertainment, Inc., has set his hand this 27th day of July, 1995.

                                              /s/ J. William Metzger
                                          J. William Metzger, Executive Vice
                                          President